Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.	Name and Address of Company

Barrick Gold Corporation (“Barrick”)

Brookfield Place

TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

Item 2.	Date of Material Change

September 8, 2009

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued on September 8, 2009 and distributed through broadly disseminated newswire services. Subsequent developments as to the material change referred to in this report were contained in news releases issued on September 9, 2009 and September 10, 2009, each of which was distributed through broadly disseminated newswire services.

Item 4.	Summary of Material Change

On September 8, 2009, Barrick announced that it had entered into an agreement with a syndicate of underwriters for a bought deal public offering. On September 9, 2009, Barrick announced that it had entered into an agreement with the same underwriters that increased the size of the bought deal public offering. Under the new agreement the underwriters agreed to purchase approximately 94.8 million common shares, and were provided an option to purchase up to an additional 14.21 million shares, in each case at an offering price of US$36.95 per share. On September 10, 2009, Barrick announced that the underwriters had exercised the over-allotment option in full.

The gross proceeds of the public offering, including the sale of the additional over-allotment shares, will be approximately US$4.0 billion. The estimated net proceeds, after payment of the underwriters’ fee and estimated expenses of the offering, will be approximately US$3.9 billion.

Barrick intends to use approximately US$1.9 billion of the net proceeds to eliminate all of its fixed priced (non-participating) gold contracts within the next 12 months and approximately US$2.0 billion to eliminate a portion of its floating spot price (fully participating) gold contracts. A US$5.6 billion charge to earnings (calculated as of September 7, 2009, based on a spot price of gold of US$993 per ounce) will be recorded in the third quarter as a result of a change in accounting treatment for the contracts.

A full description of the material change is provided below.

Item 5.	Full Description of Material Change

Bought Deal Offering

On September 8, 2009, Barrick announced that it had entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Scotia Capital Inc., for a bought deal public offering for gross proceeds of approximately US$3.0 billion representing 81.2 million common shares of Barrick at a price of US$36.95 per share. On September 9, 2009, Barrick announced that it had entered into an agreement with the same underwriters that increased the size of the bought deal public offering. Under the new agreement the underwriters agreed to purchase approximately 94.8 million common shares at the offering price of US$36.95 per share. Barrick also granted the underwriters an over-allotment option to purchase up to an additional 14.21 million shares at the offering price. On September 10, 2009, Barrick announced that the underwriters had exercised the over-allotment option in full. The gross proceeds of the public offering, including the sale of the additional over-allotment shares, will be approximately US$4.0 billion.

Planned Elimination of Gold Hedges

Barrick intends to use approximately US$1.9 billion of the estimated US$3.9 billion net proceeds of the bought deal offering to eliminate all of its fixed priced (non-participating) gold contracts (the “Gold Hedges”) within the next 12 months and approximately US$2.0 billion to eliminate a portion of its floating spot price (fully participating) gold contracts (the “Floating Contracts” and, together with the Gold Hedges, the “Gold Sales Contracts”). A US$5.6 billion charge to earnings will be recorded in the third quarter as a result of a change in accounting treatment for the contracts.

Barrick made this strategic decision to gain full leverage to the gold price on all future production due to:

•

an increasingly positive outlook on the gold price. Barrick expects global monetary and fiscal reflation will be necessary for years to come, resulting in an increased risk of higher inflation and a future negative impact on the value of global currencies; and

•	continuing robust gold supply/demand fundamentals.

In addition, Barrick believes that the Gold Hedges and the Floating Contracts were adversely impacting Barrick’s appeal to the broader investment community and hence, its share price performance.

As of September 7, 2009, Barrick’s Gold Sales Contracts totaled 9.5 million ounces with a mark-to-market (“MTM”) position of negative US$5.6 billion.

As of Sept. 7, 2009(1)	Gold Hedges	Floating Contracts	Total
Ounces (millions)	3.0	6.5	9.5

(US$ billions)
MTM	(1.9)	(3.7)	(5.6)
Use of net proceeds from offering(2)	1.9	2.0	3.9
Remaining MTM	—	(1.7)	(1.7)
(1)	Based on a spot gold price of US$993 per ounce.
(2)	Reflects the exercise of the underwriters’ over-allotment option in full.

Barrick’s Gold Hedges consist of 3.0 million ounces of fixed price contracts where Barrick does not participate in gold price movements. These Gold Hedges had a negative MTM position of US$1.9 billion as of September 7, 2009. Under the terms of the Gold Hedges, Barrick could purchase gold in the open market or deliver physical gold into these contracts in order to terminate them. Within the next 12 months, Barrick expects that, on an opportunistic basis, it will purchase these ounces in the open market and/or deliver gold from its own production in a manner which will seek to minimize the cost of settlement. These ounces will then be delivered against the Gold Hedges in order to terminate them. The cost of eliminating a Gold Hedge is approximately equal to the MTM position of that contract at the time of its elimination. A US$10 per ounce increase or decrease in the spot price of gold will result in an increase or decrease in the MTM position of US$30 million on the 3.0 million ounces of Gold Hedges. In addition, the MTM position is also impacted by changes in US dollar interest and gold lease rates but such impact is not material when compared to the impact of the change in the gold price.

In addition, Barrick has 6.5 million ounces of Floating Contracts which fully participate in gold price movements. Accordingly, the US$3.7 billion negative MTM position (as of September 7, 2009) of the Floating Contracts does not change with gold prices. The obligation under the Floating Contracts is economically similar to a fixed US dollar obligation. No activity in the gold market is required to settle the Floating Contracts.

The remaining balance of the Floating Contracts (after application of the net proceeds of the bought deal offering not applied to eliminate the Gold Hedges) with a MTM position of negative US$1.7 billion (as of September 7, 2009) will be compared to alternative sources of debt financing and is expected to be repaid or refinanced to the extent that more attractive sources of debt capital are available. The Floating Contracts are non- amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 5%. The MTM position of the Floating Contracts is impacted by changes in US dollar interest rates but such impact is not material when compared to the impact of the change in the gold price on the Gold Hedges.

To date, the Gold Sales Contracts have been accounted for as “normal sales” under US GAAP, wherein the impact is recorded in Barrick’s financial statements as revenue on delivery of gold production under the contracts at the contracted price. Contracts were not recorded as assets or liabilities on the balance sheet prior to delivery and the MTM position has been regularly disclosed on a quarterly basis in Barrick’s Management Discussion and Analysis. In light of Barrick’s decision to eliminate the contracts, the current negative MTM position of US$5.6 billion (as of September 7, 2009) will be recorded on the balance sheet as a liability with a corresponding charge to earnings in the third quarter of 2009. Until elimination, any changes in the MTM from quarter to quarter will be recorded in Barrick’s income statement. The MTM liability will be extinguished as the contracts are eliminated, and all settlements will flow through operating cash flow. Settlements are expected to occur subsequent to the end of the third quarter of 2009.

Unaudited Balance Sheet Information

Unaudited Balance Sheet Information (US$ billions) At June 30 2009	Actual	Adjusted
Assets
Cash and cash equivalents	2.0	2.0	(1)
Other Assets	23.3	23.3
Total Assets	25.3	25.3
Liabilities
Long Term Debt	5.1	5.1
Floating Contracts	—	1.7	(2)
Other Liabilities	3.6	3.6
Total Liabilities	8.7	10.4
Equity
Capital Stock	13.4	17.3	(3)
Other equity	3.2	(2.4	)(4)
Total Equity	16.6	14.9
Total Equity and Liabilities	25.3	25.3
Off-Balance Sheet Gold Hedges and Floating Contracts	5.6	—
(1)	Assuming that US$1.9 billion of the net proceeds from this offering are used to eliminate Barrick’s Gold Hedges and US$2.0 billion are used to eliminate Floating Contracts.
(2)	Represents the estimated settlement obligation to close out the remaining Floating Contracts.
(3)	Reflects net proceeds of US$3.9 billion, which includes the underwriters’ exercise of the over allotment option in full.
(4)

Other equity includes retained earnings (deficit), accumulated other comprehensive loss and non-controlling interests. The “adjusted” amount reflects a post-tax charge of approximately US$5.6 billion attributable to the intended use of the net proceeds from the bought deal offering (as of September 7, 2009, calculated based on a spot price of gold of US$993 per ounce).

As a result of the expected issuance of approximately 109 million common shares in the bought deal offering, Barrick’s common shares outstanding are expected to increase from approximately 874 million shares to approximately 983 million shares.

Further Information

An amended and restated preliminary prospectus containing important information relating to the common shares being offered has been filed with the securities regulatory authority in each of the provinces and territories of Canada. The amended and restated preliminary prospectus is still subject to completion or amendment. A registration statement (of which the amended and restated preliminary prospectus forms a part) relating to these common shares has been filed with the Securities and Exchange Commission but has not yet become effective. These common shares may not be sold nor may offers to buy be accepted prior to the time that, in Canada, a receipt for the final prospectus has been issued and, in the United States, the registration statement becomes effective. Copies of the amended and restated preliminary prospectus and the registration statement are available, respectively, at www.sedar.com and www.sec.gov. A copy of the amended and restated preliminary prospectus may also be obtained upon request from RBC Capital Markets tollfree at 212-428-6670, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, J.P. Morgan Securities Inc. at 718-242-8002 or Scotia Capital Inc. at 212-225-6851.

Cautionary Statement on Forward-Looking Information

Certain information contained in this Material Change Report, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward- looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Barrick’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Executive Officer

For further information, please contact: Sybil E. Veenman, Senior Vice-President, Assistant General Counsel and Secretary, (416) 307-7470

Item 9.	Date of Report

September 15, 2009

by	(Signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice-President, Assistant General Counsel and Secretary